[Reference Translation]

September 4, 2024

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Koji Sato, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares conducted in August pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notifications were given on May 8, 2024, as follows:

1. Class of shares to be repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	0 shares

3. Total purchase price:	JPY 0

4. Period of repurchase:	From August 1, 2024 to August 31, 2024

(Reference)

I.	Repurchase of shares resolved at a meeting of the board of directors held on May 8, 2024

(1) Class of shares to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	410 million shares (maximum)

(3) Total purchase price	JPY 1 trillion (maximum)

(4) Period of repurchase	From May 9, 2024 to April 30, 2025

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of August 31, 2024)

(1) Total number of shares repurchased:	0 shares

(2) Total purchase price:	JPY 0

(Note)

As stated in the “Notice Concerning Results of Repurchase of Shares Through Tender Offer” released on August 27, 2024, the Company conducted a tender offer for its own shares (period of the tender offer: from July 24, 2024 to August 26, 2024). However, the “total number of shares repurchased” and the “total purchase price” above do not include the result of repurchase of shares through the tender offer as the date of commencement of settlement of the tender offer is scheduled for September 18, 2024.